(Translation)

August 22, 2008

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Determination of Paid-in Amount, Etc. of Stock Options (Stock Acquisition Rights)

Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on July 31, 2008, resolved that the Company would make an offering of stock acquisition rights with regard to stock options as long-term incentive-type compensation to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as announced on the same day.

Notice is hereby given that the total number of stock acquisition rights offered for subscription ("Stock Acquisition Rights") and the paid-in amount of a Stock Acquisition Right were determined today, as described below:

Description

1. Total number of Stock Acquisition Rights:

Directors of the Company:	46 rights
Corporate Officers not concurrently serving as Directors of the Company:	40 rights
* Number of shares to be issued or transferred for each Stock Acquisition Right:	1,000 shares

2. Paid-in amount of a Stock Acquisition Right:

¥2,381 (¥2,381,000 per Stock Acquisition Right)

The paid-in amount is a fair value of a Stock Acquisition Right calculated in accordance with the Hull-White modified two-factor model, based on the closing price as of the allotment date thereof.

[For reference]

Stock options in respect of which a resolution was adopted at the meeting of the Board of Directors held on July 31, 2008, as announced on the same day:

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company has granted its six Directors, except outside Directors of the Company, and 13 Corporate Officers not concurrently serving as Directors stock options as long-term incentive-type compensation, using stock acquisition rights upon exercise of which one yen per share shall be contributed, for the fiscal year ending March 31, 2009.

The paid-in amount of a Stock Acquisition Right shall be a fair value as of the allotment date thereof. The Company shall grant compensation in an amount equivalent to the paid-in amount to the Directors and Corporate Officers on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

The Stock Acquisition Rights shall be allotted to six Directors, except outside Directors of the Company, and 13 Corporate Officers not concurrently serving as Directors.

2. Total number of Stock Acquisition Rights (determined today):

Directors of the Company:	46 rights
Corporate Officers not concurrently serving as Directors of the Company:	40 rights
* Number of shares to be issued or transferred for each Stock Acquisition Right:	1,000 shares

3. Amount of property to be contributed upon exercise of each Stock Acquisition Right:

¥1 (¥1,000 per Stock Acquisition Right)

4. Exercise period of the Stock Acquisition Rights:

From August 1, 2011 to July 30, 2018

5. Paid-in amount of a Stock Acquisition Right (determined today):

¥2,381 (¥2,381,000 per Stock Acquisition Right)

6. Allotment date of the Stock Acquisition Rights:

August 21, 2008

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END